FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May 2007

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F    ☒    Form 40-F   ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐    No    ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             ]

National Bank of Greece

Q1 2007 Group results

Athens, 30 May 2007

Net profit up 52% to €381 million

((€ million)	Q1 2007	Q1 2006%
Net profit after tax & minorities	381	250	+52%
Net Interest Income	705	428	+65%
Net commission income	181	118	+54%
Net Interest Margin	4.19%	3.33%	+86 bps
Q1 net profit of Finansbank	132	—	—

Our Q1 2007 performance fully justifies our strategic choices. Record profitability resulted in a Group ROE of 25%, in line with our commitment to deliver value to our shareholders.

The contribution of our international activities in Southeast Europe and Turkey to Group profitability grew yet further to over €150 million. Finansbank posted a particularly strong performance, contributing over 1/3 of the Group’s total after tax profit. Likewise, the results of operations within Greece continue to grow at a rapid pace.

The integration of our newly acquired foreign subsidiaries and the resulting synergies, together with the continued solid growth of our business in Greece and Southeast Europe, provide us with all the prerequisites to achieve the targets of our new three-year business plan.

Athens, May 2007
Takis Arapoglou
Chairman and CEO

Group net profit rose to a record €381 million in Q1 2007, up 52% y-o-y. Q-o-q, net profit grew by 27% in Q4 2006, even excluding the €100 million one-off tax payment on reserves. Even though Group equity rose by 72%, ROE amounted to 25%.

The improvement in Group profitability reflects first and foremost the widening of its sources of income, via growth in banking business in both Greece and the markets of Turkey and Southeast Europe. Notably, in Q1 2007, Finansbank contributed over one third of the Group’s total profits.

The enhanced profitability of the Group also reflects effective control of operating costs, which amounted to less than the previous quarter, despite expansion in business. This positive development is reflected in the Group’s efficiency ratio, which stood at 47.8%, improved by 90 basis points q-o-q.

Group net interest income amounted to €705 million in Q1 2007, thereby improving net interest margin to 4.19% compared with 4.11% in Q4 2006. Key contributors to this development were Finansbank, whose interest margin stood at 7.09%, and the strong deposit base of NBG in Greece, which serves to back the Group’s uninterrupted credit expansion.

Growth in Group interest income is linked directly to continued expansion in the loan book in Greece and abroad. Total Group lending at the end of Q1 2007 amounted to €46 billion, up 23% y-o-y on a comparable basis (i.e. including Finansbank in Q1 2006).

Furthermore, Group deposits grew by 13% y-o-y (on a comparable basis) to over €53 billion. The loan-to-deposit ratio following the incorporation of Finansbank stood at 83% compared with 81% at the end of 2006. This is one of the lowest such ratios internationally and provides a strong base on which to cultivate further growth in the Group’s lending activities at competitive financing costs.

Net commission income amounted to €181 million, up 9% q-o-q. Retail commissions played a particularly important role, particularly the segments of lending, intermediation and deposits, and fund management.

Commission income (€ millions)	Q1 2007	Q4 2006	±%
Retail loans	53.4	47.7	12%
Corporate loans	40.7	38.9	5%
Intermediation & deposits	42.1	37.7	12%
Investment banking	26.5	26.4	—
Fund management	18.1	15.7	15%
Total commission income	180.8	166.4	9%

Retail banking continues to grow in Greece

Retail banking grew by around 21% in Greece, with total retail lending amounted to €22 billion at the end of Q1 2007.

Mortgage credit continues to be the driving force behind growth in the retail loan book, representing 42% of total loans. In March 2007 the mortgage lending portfolio stood at  €14.4 billion, up 20% on March 2006, reaffirming NBG’s supremacy in the mortgage lending market in Greece, in which it holds a 24% share. During Q1 2007, disbursements of new mortgages exceeded €900 million, up 15% y-o-y.

Consumer loan and credit card balances amounted to €4.9 billion, up 17% y-o-y.

Lending to SMEs and professionals in Q1 2007 was close to €3 billion, up 37% on an annual basis.

At the same time, lending to medium-sized enterprises and large corporations rose to €12 billion, up 14% on an annual basis. The medium-sized enterprises portfolio played a leading role in these developments, posting growth of around 20%.

NBG consistently holds first place in mutual funds

The Group was the market leader in the management of mutual funds for a second consecutive quarter, with its overall market share rising for the first time to over 30%. The Group’s market share soared from 23.5% to 30.5% over the last twelve months, while MFs managed by NBG also grew by approximately €1 billion to €7.6 billion.

This dynamic growth is reflected in the market share of equity mutual funds which grew by 1.3 percentage points in Q1 2007 alone (15.1% compared with 13.8% at the end of 2006.

Finansbank provides a new dynamic to Group performance

In Q1 2007, Finansbank Group net profit rose to TRY243 (€132 million). The NBG Group now consolidates 99% of the results of Finansbank.

This strong performance in Finansbank’s profitability, in spite of tight economic policy, reflects the dynamic path of its operations, particularly the spectacular expansion in its loan book which grew by 47.4% on an annual basis to over TRY13.5 billion at the end of Q1 2007, thereby boosting Finansbank’s market share to 6%.

Retail banking was the main driving force behind the bank’s growth. In Q1 2007, Finansbank’s retail lending overall soared to TRY4.9 billion, up 55% on an annual basis and 8% in the first three months of 2007.

Particularly impressive was the 75% growth in mortgage lending balances (on an annual basis). Specifically, Finansbank’s share in new mortgage loan disbursements rose to 14.5%, thereby boosting market share to 9.3% at the end of Q1 2007.

A similarly impressive increase was recorded in consumer lending, where the relevant balances posted 48% growth on an annual basis, with Finansbank’s market share now representing 5.6% of the total market.

Despite the economic climate in Turkey at present, business credit also presented a remarkable performance, growing to TRY 8.6 billion, up 43% on an annual basis, a rate almost double that of the market.

The rapid growth in lending did not affect the quality of the loan book, with NPLs representing a mere 2.0% of the total loan book, the lowest figure in the local market.

Private deposits in local currency posted particularly strong performance, up 19% to TRY4.7 billion, compared with TRY4.0 billion in Q1 2006. This highlights the confidence that Finansbank’s wide customer base has in it.

At the same time, the bank’s network is expanding at an impressive pace. In the first months of 2007, around 1-2 new branches were opened each week, bringing the total to 342 in May, well on course for the end-of-year target of 400.

The growth in the bank’s presence is expected to give a further boost to its profitability and attract new customers. It is notable that already in 2007 Finansbank’s customer base has grown by 3% to over 3.4 million customers.

Robust profitability in Southeast Europe

Despite the substantial cost burden caused by the Group’s organic growth in the region, all the SE European units posted improved profitability. In Q1 2007, core income at the SE European units amounted to €36 million, up by 15% y-o-y.

By the end of Q1 2007, with the addition of Vojvodjanska in Serbia, the Group’s branches numbered 546, while it employs 7926 staff in five countries with an aggregate population of 43 million.

Group lending in the region grew by 52% on an annual basis to €4.5 billion, with retail banking being the driving force. Notably, while the number of loans increased, the percentage of NPLs remained below 4%.

Enhanced capital adequacy provides a strong base for expansion

Following the share capital increase and the acquisition of Finansbank, Vojvodjanska and P&K, the Tier-I CAD ratio stands at 8.7% and the Total CAD ratio at 12.6%.

Capital adequacy ratios	31.3.07	31.3.06
Tier-I CAD Ratio	8.7%	12.5%
Total CAD Ratio	12.6%	15.2%

Group loans (from continuing operations)

(€ millions)	31.3.07	31.12.06	±%	31.3.06	±%
Mortgages	16 059	15 360	+4.6%	12 432	+29.2%
Consumer	5 049	4 694	+7.6%	3 368	+49.9%
Credit cards	2 539	2 533	+0.2%	1 534	+65.5%
Small businesses & proffessionals	2 986	3 030	-1.5%	2 191	+36.3%
Retail	26 634	25 618	+4.0%	19 525	+36.4%
Corporate	19 099	18 499	+3.2%	12 006	+59.1%
Total loans & advances to customers	45 732	44 117	+3.7%	31 531	+45.0%
Less: Allowances for impairment on loans & advances to customers	1 555	1 492	+4.2%	1 142	+36.2%
Loans & advances to customers (net)	44 177	42 625	+3.6%	30 389	+45.4%

Group deposits (from continuing operations)

(€ millions)	31.3.07	31.12.06	±%	31.3.06	±%
Savings	25 223	25 670	-1.7%	25 125	+0.4%
Sight	7 212	7 613	-5.3%	5 398	+33.6%
Time	20 650	19 314	+6.9%	12 406	+66.4%
Repos	108	82	+31.3%	231	-53.4%
Total deposits	53 193	52 681	+1.0%	43 160	+23.2%

Group income statement

(€ millions)	Q1 07	Q1 06	±%	Q4 06	±%
Net interest income	705	428	+64.7%	682	3.4%
Net commission income	181	118	+53.6%	166	8.6%
Net premiums from insurance contracts	27	27	-2.4%	26	1.9%
Dividend income	3	1	+94.4%	0	—
Income from private equity	16	29	-41.4%	9	74.0%
Other income	37	22	+66.5%	64	-42.0%
Trading gains	60	58	+4.4%	63	-3.9%
Total income	1 029	683	+50.7%	1 010	1.8%
Staff costs	-309	-212	+45.9%	-338	-8.5%
Administrative costs	-150	-85	+77.5%	-161	-6.8%
Depreciation & amortisation	-39	-28	+37.5%	-43	-10.8%
Total operating expenses	-498	-325	+53.4%	-542	-8.2%
Impairment losses on loans & advances to customers	-82	-66	+24.3%	-68	21.0%
Share of profit of associates	5	6	-8.3%	15	-65.5%
Profit before tax & minorities	455	298	+52.4%	415	9.3%
Tax	-67	-51	+30.9%	-84	-20.5%
Minority interests	-7	-4	+85.6%	-32	-79.5%
Profit before extraordinaries	381	243	+56.5%	299	27.3%
Net profit from discontinued operations	—	7	—	—	—
One-off tax payment on reserves	—	—	—	-100	—
Net profit attributable to shareholders	381	250	+52.1%	199	91.6%

NATIONAL BANK OF GREECE S.A.

GROUP & BANK

CONDENSED INTERIM FINANCIAL STATEMENTS

31 March 2007

May 2007

Income Statement

for the period ended 31 March 2007

		Group		Bank
€ 000’s	Note	31.03.2007	31.03.2006	31.03.2007	31.03.2006
Continuing Operations
Interest and similar income		1.333.130	667.156	823.927	588.120
Interest expense and similar charges		(628.532)	(239.429)	(398.060)	(233.059)
Net interest income	5	704.598	427.727	425.867	355.061

Fee and commission income		199.211	127.715	81.889	81.098
Fee and commission expense		(18.428)	(10.044)	(16.820)	(14.418)
Net fee and commission income	6	180.783	117.671	65.069	66.680

Earned premia net of reinsurance		183.180	159.793	—	—
Net claims incurred		(156.584)	(132.531)	—	—
Net premia from insurance contracts	7	26.596	27.262	—	—

Dividend income		2.743	1.411	4.776	10.490
Net trading income		37.951	29.763	37.006	88.476
Net result from investment securities	14	22.235	27.868	9.681	21.044
Other operating income		53.612	50.989	1.067	11.391
Total operating income		1.028.518	682.691	543.466	553.142

Personnel expenses	8&9	(308.963)	(211.832)	(196.590)	(165.217)
General & administrative expenses & other operating expenses		(150.401)	(84.734)	(61.087)	(49.386)
Depreciation, amortisation and impairment charges		(38.606)	(28.084)	(14.901)	(17.463)
Total operating expenses		(497.970)	(324.650)	(272.578)	(232.066)

Impairment losses on loans and advances		(82.003)	(65.982)	(60.639)	(59.211)
Share of profit of associates	16	5.046	5.504	—	—
Profit before tax		453.591	297.563	210.249	261.865

Tax expense	10	(66.528)	(50.841)	(19.311)	(52.291)
Profit for the period from continuing operations		387.063	246.722	190.938	209.574

Discontinued operations
Profit for the period from discontinued operations	20	—	7.004	—	—
Profit for the period		387.063	253.726	190.938	209.574

Attributable to:
Minority interests	30	6.553	3.530	—	—
NBG equity shareholders		380.510	250.196	190.938	209.574

Earnings per share- Basic from continuing & discontinued operations	11	€0,76	€0.64	—	—
Earnings per share- Diluted from continuing & discontinued operations	11	€0,75	€0.64	—	—
Earnings per share- Basic from continuing operations	11	€0,76	€0,62	€0.40	€0,58
Earnings per share- Diluted from continuing operations	11	€0,75	€0,62	€0.40	€0,58

Athens, 24 May 2007

THE CHAIRMAN	THE VICE CHAIRMAN AND DEPUTY CHIEF	THE CHIEF FINANCIAL	THE CHIEF ACCOUNTANT
AND CHIEF EXECUTIVE OFFICER	EXECUTIVE OFFICER	AND CHIEF OPERATING OFFICER

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 8 to 39 form an integral part of these financial statements

Balance Sheet

as at 31 March 2007

		Group		Bank
€ 000’s	Note	31.03.2007	31.12.2006	31.03.2007	31.12.2006
ASSETS
Cash and balances with central banks		2.924.080	3.874.210	1.089.355	2.034.464
Treasury bills and other eligible bills		320.050	367.758	171.444	185.332
Due from banks (net)		4.593.464	4.781.215	4.553.192	4.539.923
Financial assets at fair value through P&L	12	12.994.593	12.684.410	12.590.988	12.283.625
Derivative financial instruments		426.597	371.074	273.840	204.690
Loans and advances to customers (net)	13	44.177.392	42.624.536	33.194.528	32.755.298
Investment securities	14	4.460.324	4.191.192	2.615.125	2.542.345
Investment property	15	130.404	123.373	181	186
Investments in subsidiaries		—	—	5.861.446	4.016.713
Investments in associates	16	275.244	272.780	237.836	237.836
Goodwill & other intangible assets	17	2.544.314	2.515.257	51.042	49.262
Property & equipment	18	2.030.048	2.041.938	1.080.591	1.091.931
Deferred tax assets		272.713	262.209	142.076	129.159
Insurance related assets and receivables		793.447	741.448	—	—
Other assets	19	2.218.588	1.718.252	1.508.144	1.235.398
Total assets		78.161.258	76.569.652	63.369.788	61.306.162

LIABILITIES
Due to banks	21	8.071.062	6.232.438	7.085.209	5.871.463
Derivative financial instruments		517.404	404.572	406.710	344.687
Due to customers	22	53.659.033	53.233.724	45.050.441	44.564.664
Debt securities in issue	23	804.327	822.696	—	—
Other borrowed funds	24	2.298.111	2.197.387	2.496.915	2.512.074
Insurance related reserves and liabilities	25	2.017.218	1.953.618	—	—
Deferred tax liabilities		139.706	100.918	100.867	79.108
Retirement benefit obligations	9	215.050	212.568	59.048	59.544
Other liabilities	26	2.932.265	2.578.827	1.853.042	1.756.074
Total liabilities		70.654.176	67.736.748	57.052.232	55.187.614

SHAREHOLDERS’ EQUITY
Share capital	28	2.376.436	2.376.436	2.376.436	2.376.436
Share premium account	28	2.263.725	2.263.725	2.263.725	2.263.725
Less: treasury shares	28	(39.634)	(26.826)	(20.115)	(4.490)
Reserves and retained earnings	29	1.145.778	1.983.890	1.697.510	1.482.877
Equity attributable to NBG shareholders		5.746.305	6.597.225	6.317.556	6.118.548

Minority Interest	30	143.989	610.554	—	—
Preferred securities	31	1.616.788	1.625.125	—	—
Total shareholders’ equity		7.507.082	8.832.904	6.317.556	6.118.548

Total equity and liabilities		78.161.258	76.569.652	63.369.788	61.306.162

Athens, 24 May 2007

THE CHAIRMAN	THE VICE CHAIRMAN AND DEPUTY CHIEF	THE CHIEF FINANCIAL	THE CHIEF ACCOUNTANT
AND CHIEF EXECUTIVE OFFICER	EXECUTIVE OFFICER	AND CHIEF OPERATING OFFICER

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 8 to 39 form an integral part of these financial statements

Statement of Changes in Equity- Group

for the period ended 31 March 2007

	Attributable to equity holders of the parent company
€ 000’s	Share capital	Share premium	Treasury shares	Reserves & Retained earnings	Total	Minority Interest & Preferred securities	Total
At 1 January 2006	1.696.347	—	(22.680)	1.450.163	3.123.830	1.192.578	4.316.408
Movement in the available for sale securities reserve, net of tax	—	—	—	(19.643)	(19.643)	(1.459)	(21.102)
Currency translation differences	—	—	—	7.389	7.389	(3.843)	3.546
Profit/(loss) recognised directly in equity	—	—	—	(12.254)	(12.254)	(5.302)	(17.556)
Net profit/(loss) for the period	—	—	—	250.196	250.196	3.530	253.726
Total	—	—	—	237.942	237.942	(1.772)	236.170
Dividends paid to preferred securities	—	—	—	(17.325)	(17.325)	—	(17.325)
Acquisitions, disposals & share capital increase of subsidiaries/associates	—	—	—	2.874	2.874	(8.730)	(5.856)
Purchases/ disposals of treasury shares & preferred securities	—	—	(172)	27	(145)	—	(145)
Balance at 31 March 2006	1.696.347	—	(22.852)	1.673.681	3.347.176	1.182.076	4.529.252
Movements from 1.4.2006 to 31.12.2006	680.089	2.263.725	(3.974)	310.209	3.250.049	1.053.603	4.303.652
Balance at 31 December 2006/ At 1 January 2007	2.376.436	2.263.725	(26.826)	1.983.890	6.597.225	2.235.679	8.832.904
Movement in the available for sale securities reserve, net of tax	—	—	—	33.333	33.333	(1.886)	31.447
Currency translation differences	—	—	—	39.519	39.519	(7.794)	31.725
Cash flow hedges	—	—	—	(3.316)	(3.316)	—	(3.316)
Profit/(loss) recognised directly in equity	—	—	—	69.536	69.536	(9.680)	59.856
Net profit/(loss) for the period	—	—	—	380.510	380.510	6.553	387.063
Total	—	—	—	450.046	450.046	(3.127)	446.919
Dividends paid to preferred securities	—	—	—	(22.228)	(22.228)		(22.228)
Share based payments	—	—	—	4.280	4.280	—	4.280
Acquisitions, disposals & share capital increase of subsidiaries/associates	—	—	—	(1.271.938)	(1.271.938)	(471.775)	(1.743.713)
Purchases/ disposals of treasury shares & preferred securities	—	—	(12.808)	1.728	(11.080)	—	(11.080)
Balance at 31 March 2007	2.376.436	2.263.725	(39.634)	1.145.778	5.746.305	1.760.777	7.507.082

Detailed analysis of the changes in equity is presented in notes 28 to 31 of these financial statements

The notes on pages 8 to 39 form an integral part of these financial statements

Statement of Changes in Equity- Bank

for the period ended 31 March 2007

€ 000’s	Share capital	Share premium	Treasury shares	Reserves & Retained earnings	Total
At 1 January 2006	1.696.347	—	(1.085)	1.277.227	2.972.489
Movement in the available for sale securities reserve, net of tax	—	—	—	(12.080)	(12.080)
Currency translation differences	—	—	—	(55)	(55)
Profit/(loss) recognised directly in equity	—	—	—	(12.135)	(12.135)
Net profit/(loss) for the period	—	—	—	209.574	209.574
Total	—	—	—	197.439	197.439
Balance at 31 March 2006	1.696.347	—	(1.085)	1.474.666	3.169.928
Movements from 1.4.2006 to 31.12.2006	680.089	2.263.725	(3.405)	8.211	2.948.620
Balance at 31 December 2006/ At 1 January 2007	2.376.436	2.263.725	(4.490)	1.482.877	6.118.548
Movement in the available for sale securities reserve, net of tax	—	—	—	19.187	19.187
Currency translation differences	—	—	—	228	228
Profit/(loss) recognised directly in equity	—	—	—	19.415	19.415
Net profit/(loss) for the period	—	—	—	190.938	190.938
Total	—	—	—	210.353	210.353
Share based payments	—	—		4.280	4.280
Purchases/ disposals of treasury shares & preferred securities	—	—	(15.625)	—	(15.625)
Balance at 31 March 2007	2.376.436	2.263.725	(20.115)	1.697.510	6.317.556

The notes on pages 8 to 39 form an integral part of these financial statements

Cash Flow Statement

for the period ended 31 March 2007

		Group		Bank
€ 000’s	Note	31.03.2007	31.03.2006	31.03.2007	31.03.2006
Cash flows from operating activities
Profit for the period from continuing operations		387.063	246.722	190.938	209.574
Non-cash items included in profit and other adjustments		126.092	69.786	76.049	51.244
Net (increase) / decrease in operating assets		(689.129)	(342.759)	139.181	307.127
Net increase / (decrease) in operating liabilities		270.782	87.755	87.077	(249.037)
Net cash flow from/(used in) operating activities from continuing operations		94.808	61.504	493.245	318.908
Net cash flow from/(used in) operating activities from discontinued operations		—	(48,380)	—	—

Cash flows from investing activities
Net cash from / (used in) investing activities from continuing operations		(1.998.997)	(166.689)	(1.875.565)	(81.997)
Net cash from / (used in) investing activities from discontinued operations		—	73.697	—	—

Cash flows from financing activities
Net cash from / (used in) financing activities from continuing operations		47.085	(45.683)	(30.784)	(36.419)

Effect of foreign exchange rate changes on cash and cash equivalents		22.568	(6.818)	8.575	(7.427)
Net increase/(decrease) in cash and cash equivalents		(1.834.536)	(132.577)	(1.404.529)	193.065

Cash and cash equivalents at beginning of period from continuing operations		4.943.481	3.064.746	3.612.606	2.646.494
Cash and cash equivalents at beginning of period from discontinued operations		—	62.514	—	—
Less: cash & cash equivalents at period end from discontinued operations		—	(34.697)	—	—
Cash and cash equivalents at end of period	32	3.108.945	2.959.986	2.208.077	2.839.559

The notes on pages 8 to 39 form an integral part of these financial statements

Notes to the Financial Statements

Group and Bank

NOTE 1: General Information

National Bank of Greece S.A. (hereinafter the “Bank”) was founded in 1841 and has been listed on the Athens Stock Exchange since 1880. The Bank has further listing in the New York Stock Exchange (since 1999), and in other major European stock exchanges. The Bank’s headquarters are located at 86 Eolou Street, (Reg. 6062/06/B/86/01), tel.: (+30) 210 334 1000. By resolution of the Board of Directors the Bank can establish branches, agencies and correspondence offices in Greece and abroad. In its 166 years of operation the Bank has expanded on its commercial banking business by entering into related business areas. National Bank of Greece and its subsidiaries (hereinafter the “Group”) provide a wide range of financial services including retail and commercial banking, asset management, brokerage, investment banking, insurance and real estate on a global level. The Group operates primarily in Greece, but also has operations in UK, SE Europe, Cyprus, Egypt, South Africa and recently in 2006 in Turkey.

The Board of Directors consists of the following members:

Executive Members Efstratios (Takis) -Georgios A. Arapoglou Ioannis G. Pechlivanidis	Chairman - Chief Executive Officer Vice Chairman- Deputy Chief Executive Officer

Non-Executive Members Achilleas D. Mylonopoulos John P. Panagopoulos Ioannis C. Yiannidis	Employees’ representative Employees’ representative Professor, University of Athens Law School

Independent Non-Executive Members H.E. the Metropolitan of Ioannina Theoklitos Stefanos C. Vavalidis	Member of the Board of Directors, European Bank for Reconstruction & Development
Dimitrios A. Daskalopoulos	Chairman and Managing Director, Delta S.A., Chairman, Federation of Greek Industrialists
Nikolaos D. Efthymiou George Z. Lanaras Stefanos G. Pantzopoulos Constantinos D. Pilarinos	Chairman, Association of Greek Shipowners Shipowner Business Consultant, former Certified Auditor Economist, General Manager of Finances and Technical Services, Church of Greece
Drakoulis K. Fountoukakos-Kyriakakos	Entrepreneur
Ploutarchos K. Sakellaris	Professor, University of Athens, and Chairman, Council of Economic Advisors.
George I. Mergos	Professor, University of Athens, Governor of IKA (Social Security Fund)

Directors are elected by the shareholders at their general meeting for a term of three years and may be re-elected. The term of the above members expires in 2007.  On 21 February 2007, Mr A. Stavrou was elected as a non-executive BoD member in the position of the deceased I. Vartholomeos. Furthermore, on 15 March 2007, Mr. G. Mergos was elected as an independent non-executive BoD member in the position of Mr A. Stavrou.

These consolidated and Bank financial statements have been approved for issue by the Bank’s Board of Directors on 24 May 2007.

NOTE 2: Summary of significant accounting policies

2.1 Basis of Preparation

The Condensed Consolidated and Bank Interim Financial Statements (the “ interim financial statements”) have been prepared in accordance with International Financial Reporting Standards and International Accounting Standards (collectively, IFRS) whereas International Accounting Standard 34 “Interim Financial Reporting” has been applied for the preparation of these interim financial statements as at and for the period ended 31 March 2007.  The interim financial statements include Selected Explanatory Notes and they do not include all the information required for full annual financial statements.  Therefore, the interim financial statements should be read in conjunction with the annual consolidated and Bank financial statements as at and for the year ended 31 December 2006.  The amounts are stated in Euro, rounded to the nearest thousand (unless otherwise stated).

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Use of available information and application of judgment are inherent in the formation of estimates in the following areas: valuation of OTC derivatives, unlisted securities, retirement benefits obligation, insurance reserves, impairment of loans and receivables, liabilities from open tax years and contingencies from litigation.  Actual results in the future could differ from such estimates and the differences may be material to the financial statements.

In preparing these interim financial statements, the significant estimates, judgements and assumptions made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual consolidated and Bank financial statements as at and for the year ended 31 December 2006.

2.2 Adoption of International Financial Reporting Standards (IFRS).

The Group and the Bank adopted the requirements of IFRS for the first time for the purpose of preparing financial statements for the year ending 31 December 2005.  The accounting policies applied by the Group in these interim financial statements are the same as those applied by the Group in its annual financial statements as at and for the year ended 31 December 2006

New standards, amendments and interpretations to existing standards effective in 2007. The following standards and interpretations are mandatory for the accounting periods beginning on or after 1 January 2007:

•  IFRS 7, “Financial Instruments: Disclosures”, and a complementary amendment to IAS 1, “Presentation of Financial Statements – Capital Disclosures” (effective from 1 January 2007).  IFRS 7 introduces new disclosures to improve the information about financial instruments.  It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk.

It replaces IAS 30, “Disclosures in the Financial Statements of Banks and Similar Financial Institutions”, and disclosure requirements in IAS 32, “Financial Instruments: Disclosure and Presentation”.  It is applicable to all entities that report under IFRS.  The amendment to IAS 1 introduces disclosures about the level of an entity’s capital and how it manages capital.  The disclosures in accordance with IFRS 7 and the amendment to IAS 1 will be reported to the 2007 Annual Group and Bank Financial Statements.

•  IFRS 8 “Operating Segments” (effective from 1 January 2009). This standard changes the way the segment information is measured and disclosed and requires identification of operating segments on the basis of internal reports that are regularly reviewed by the entity’s chief operating decision maker in order to allocate resources to the segments and to assess performance.  The Group has decided to apply this standard for the annual period beginning on 1 January 2009, however there will be no significant impact on the Group’s financial reporting.

•  IFRIC 8, “Scope of IFRS 2” (effective for annual periods beginning on or after 1 May 2006).  IFRIC 8 clarifies that IFRS 2 “Share based payments” will apply to any arrangement when equity instruments are granted or liabilities are incurred by the entity, when the identifiable consideration appears to be less than the fair value of the instruments given.  It presumes that such cases are an indication that other consideration has been or will be received.  This IFRIC does have no or insignificant impact on its financial statements.

•  IFRIC 9, “Reassessment of Embedded Derivatives (effective for annual periods beginning on or after 1 June 2006).  IFRIC 9 requires an entity to assess whether a contract contains an embedded derivative at the date the entity first becomes a party to the contract and prohibits reassessment unless there is a change to the contract that significantly modifies the cash flows. This IFRIC does not have any significant impact on its financial statements.

•  IFRIC 10, “Interim Financial Reporting and Impairment” (effective for annual periods beginning on or after 1 November 2006).  IFRIC 10 addresses an inconsistency between IAS 34 Interim Financial Reporting and the impairment relating to goodwill in IAS 36 Impairment of Assets and equity instruments classified as available for sale in IAS 39 Financial Instruments: Recognition and Measurement.

This interpretation states that the specific requirements of IAS 36 and IAS 39 take precedence over the general requirements of IAS 34 and therefore, any impairment loss recognised for these assets in an interim period may not be reversed in subsequent periods.  The Group applies this IFRIC from 2007

•  IFRIC 11, “IFRS 2 – Group and Treasury Share Transactions (effective for annual periods beginning on or after 1 March 2007).  This IFRIC requires arrangements whereby an employee is granted rights to an entity’s equity instruments to be accounted for as an equity-settled scheme by the entity even if:  The entity chooses or is required to buy those equity instruments (e.g. treasury shares) from another party, or the shareholder(s) of the entity provide the equity instruments required.

The Interpretation also extends to the way in which subsidiaries, in their separate financial statements, account for schemes when their employees receive rights to equity instruments of the parent. In particular, it prescribes that:

When the parent grants rights to equity instruments to the employees, they will be accounted for as equity settled scheme (as an equity contribution to the parent) when the parent accounts for it this way in the consolidated financial statements.  When employees transfer between subsidiaries, each entity recognises compensation expense based on the proportion of the total vesting period for which the employee has worked for that subsidiary, measured at the fair value at the original grant date by the parent.  When the subsidiary grants rights to equity instruments of its parent to its employees, it will be accounted for as a cash-settled scheme.

The Group will apply this IFRIC from 2008 however its adoption will have no significant impact on the Group’s financial statements.

•  IFRIC 12, “Service Concession Arrangements” (effective for annual periods beginning on or after 1 January 2008).  The Group will apply this IFRIC from 2008 and is currently evaluating its impact on the Group’s financial reporting.

NOTE 3: Capital adequacy and Credit ratings

The Bank is subject to various regulatory capital requirements administered by the central bank.  Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios determined on a risk-weighted basis, capital (as defined) to assets, certain off-balance sheet items, and the notional credit equivalent arising from the total capital requirements against market risk, of at least 8%.  At least half of the required capital must consist of ‘‘Tier I’’ capital (as defined), and the rest of ‘‘Tier II’’ capital (as defined). The framework applicable to Greek banks conforms to European Union requirements, in particular the Own Funds, the Solvency Ratio and the Capital Adequacy Directives.  However, under the relevant European legislation, supervisory authorities of the member-states have some discretion in determining whether to include particular instruments as capital guidelines and to assign different weights, within a prescribed range, to various categories of assets.  As at 31 March 2007, based on IFRS balances and in accordance the rules of Bank of Greece (BoG), the capital base of the Group and the Bank was €5.498 and €8.173 million respectively.  Therefore the capital base surplus of the Group and the Bank, over the 8% of risk-weighted assets required by the BoG rules, was €2.013 and €5.258 million respectively.

	Group		Bank
Capital adequacy (amounts in € million)	31.03.2007	31.12.2006	31.03.2007	31.12.2006
Capital:
Upper Tier I capital	5.263	6.634	5.734	5.618
Lower Tier I capital	1.065	1.254	—	—
Deductions	(2.539)	(2.510)	(51)	(49)
Tier I capital	3.789	5.378	5.683	5.569
Upper Tier II capital	520	328	1.562	1.575
Lower Tier II capital	1.212	1.085	934	933
Deductions	(23)	(13)	(6)	(6)
Total capital	5.498	6.778	8.173	8.071

Risk weighted assets:
On Balance sheet (investment book)	37.549	37.316	33.397	31.914
Off Balance sheet (investment book)	4.461	4.220	2.145	2.049
Trading portfolio	1.558	1.976	901	950
Total risk weighted assets	43.568	43.512	36.443	34.913

Ratios:
Tier I	8,7%	12,4%	15,6%	15,9%
Total BIS	12,6%	15,6%	22,4%	23,1%

Credit Ratings

The following table presents the credit ratings that have been assigned to the Bank by Moody’s Investors Service Limited (referred to below as ‘‘Moody’s’’), Standard and Poor’s Rating Services (referred to below as ‘Standard and Poor’s’’), Fitch Ratings Ltd. (referred to below as ‘‘Fitch’’) and Capital Intelligence Ltd. (referred below as (Capital Intelligence).  All credit ratings have been recently affirmed and/or upgraded.

Rating Agency	Long term	Short term	Financial strength/ individual	Outlook
Moody’s	Aa3	P-1	C+	Stable
Standard & Poor’s	BBB+	A-2	-	Stable
Fitch	A-	F2	B/C	Stable
Capital Intelligence	A	A1	A	Positive

NOTE 4: Segment reporting

NBG Group manages its business through the following business segments:

Retail banking

Retail banking includes all individuals (retail banking) customers of the Bank, professionals, small-medium and small sized companies (companies with annual turnover of up to 2,5 million euros).  The Group, through its extended network of branches, offers to its retail customers a number of types of deposit and investment products as well as a wide range of traditional services and products.

Corporate & Investment banking

Corporate & Investment banking includes lending to all large and medium-sized companies, shipping finance and investment banking activities.  The Group offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange and trade service activities.

Global Markets and Asset management

Global Markets and Asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services and brokerage.

Insurance

The Group offers a wide range of insurance products through its subsidiary company, Ethniki Hellenic General Insurance Company and its subsidiaries in Greece and SE Europe.

International

The Group’s international banking activities, except Turkish operations, include a wide range of traditional commercial banking services, such as extensions of commercial and retail credit, trade financing, foreign exchange and taking of deposits.  In addition, the Group offers shipping finance, investment banking and brokerage services through certain of its foreign branches and subsidiaries.  In 2006 comparatives, this segment includes the results of the operations for ABNY and the gain on sale of NBG Canada for the period ended 31 March 2006 both reclassified under profit from discontinued operations.

Turkish Operations

Following Finansbank acquisition, the Group’s banking activities in Turkey include a wide range of traditional commercial banking services, such as extensions of commercial and retail credit, trade financing, foreign exchange and taking of deposits.

Other

Includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Group (interest expense of subordinate debt, loans to NBG personnel etc).

Breakdown by business segment

3-month period ended 31 March 2007	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	Inter- national	Turkish Operations	Other	Group
Continuing Operations
Net interest income	395.774	58.546	29.642	8.827	65.187	175.420	(28.798)	704.598
Net fee & commission income	49.650	16.920	34.101	981	24.293	55.728	(890)	180.783
Other	10.557	(16.622)	49.561	38.462	8.129	48.997	4.053	143.137
Total operating income	455.981	58.844	113.304	48.270	97.609	280.145	(25.635)	1.028.518
Direct costs	(147.514)	(12.201)	(13.675)	(39.503)	(59.131)	(106.204)	(40.336)	(418.564)
Allocated costs & provisions	(105.612)	(18.160)	(4.211)	(98)	(13.856)	(9.286)	(10.186)	(161.409)
Share of profit of associates	—	—	(78)	91	33	—	5.000	5.046
Profit before tax	202.855	28.483	95.340	8.760	24.655	164.655	(71.157)	453.591
Taxes	(59.157)	(8.390)	(25.816)	(207)	900	(32.287)	58.429	(66.528)
Profit for the period from continuing operations	143.698	20.093	69.524	8.553	25.555	132.368	(12.728)	387.063

Discontinued operations
Profit for the period from discontinued operations	—	—	—	—	—	—	—	—
Profit for the period	143.698	20.093	69.524	8.553	25.555	132.368	(12.728)	387.063
Minority interest	—	—	(1.433)	(1.812)	(482)	(3.557)	731	(6.553)
Profit attributable to NBG shareholders	143.698	20.093	68.091	6.741	25.073	128.811	(11.997)	380.510

Segment assets	21.819.198	11.321.324	19.948.713	2.319.397	8.941.202	10.137.695	3.171.165	77.658.694

Segment liabilities	41.396.016	555.555	8.623.963	2.151.687	6.742.618	8.838.111	1.998.732	70.306.682

Other Segment items
Depreciation, amortisation & impairment charges	4.837	126	458	2.677	6.524	6.362	17.622	38.606
Provision for loans impairment & advances	43.089	9.844	—	—	12.017	9.286	7.767	82.003

Following Finansbank acquisition, Turkish operations became a significant business segment of the NBG Group.

Breakdown by business segment

3-month period ended 31 March 2006	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	Inter- national	Turkish Operations	Other	Group
Continuing Operations
Net interest income	304.928	52.438	35.357	7.925	58.497	—	(31.418)	427.727
Net fee & commission income.	46.867	16.267	34.273	1.418	16.532	—	2.314	117.671
Other	21.392	(6.277)	49.649	36.306	5.530	—	30.693	137.293
Total operating income	373.187	62.428	119.279	45.649	80.559	—	1.589	682.691
Direct costs	(142.806)	(10.338)	(14.055)	(33.869)	(41.705)	—	(5.752)	(248.525)
Allocated costs & provisions	(108.477)	(9.376)	(4.534)	(130)	(8.028)	—	(11.562)	(142.107)
Share of profit of associates	—	—	—	—	—	—	5.504	5.504
Profit before tax	121.904	42.714	100.690	11.650	30.826	—	(10.221)	297.563
Taxes	(35.323)	(12.395)	(33.364)	(2.339)	(7.720)	—	40.300	(50.841)
Profit for the period from continuing operations	86.581	30.319	67.326	9.311	23.106	—	30.079	246.722

Discontinued operations
Profit for the period from discontinued operations	—	—	—	—	7.004	—	—	7.004
Profit for the period	86.581	30.319	67.326	9.311	30.110	—	30.079	253.726
Minority interest	—	—	(671)	(1.840)	(1.899)	—	880	(3.530)
Profit attributable to NBG shareholders	86.581	30.319	66.655	7.471	28.211	—	30.959	250.196

Segment assets as at 31 12 2006	22.147.994	11.527.271	19.297.884	2.241.084	8.044.423	10.806.127	2.017.455	76.082.238

Segment liabilities as at 31 12 2006	41.104.354	546.755	6.925.188	2.074.286	6.565.961	8.423.099	1.772.486	67.412.129

Other Segment items
Depreciation, amortisation & impairment charges	7.239	204	903	2.490	5.075	—	12.173	28.084
Provision for loans impairment & advances	48.883	1.280	—	—	6.423	—	9.396	65.982

NOTE 5: Net interest income

	Group		Bank
	31.03.2007	31.03.2006	31.03.2007	31.03.2006
Interest earned on:
Amounts due from banks	172.039	76.938	141.161	73.989
Securities	207.679	84.350	138.286	74.749
Loans and advances to customers	951.185	502.965	542.412	436.774
Other interest earning assets	2.227	2.903	2.068	2.608
Interest and similar income	1.333.130	667.156	823.927	588.120

Interest payable on:
Amounts due to banks	(175.866)	(66.038)	(145.757)	(64.083)
Amounts due to customers	(371.793)	(157.823)	(214.843)	(144.383)
Debt securities in issue	(12.151)	(1.442)	(33.190)	(20.571)
Other borrowed funds	(62.358)	(8.316)	—	—
Other interest paying liabilities	(6.364)	(5.810)	(4.270)	(4.022)
Interest expense and similar charges	(628.532)	(239.429)	(398.060)	(233.059)

Net interest income	704.598	427.727	425.867	355.061

NOTE 6: Net fee and commission income

	Group		Bank
	31.03.2007	31.03.2006	31.03.2007	31.03.2006

Custody, brokerage & investment banking	26.509	20.235	5.648	6.789
Retail lending fees	53.428	24.498	7.270	6.032
Corporate lending fees	40.651	19.622	19.048	17.480
Banking fees & similar charges	42.112	35.869	21.754	25.485
Fund management fees	18.083	17.447	11.349	10.894
Total	180.783	117.671	65.069	66.680

NOTE 7: Net premia from insurance contracts

	Group
	31.03.2007	31.03.2006

Gross Written Premia	214.584	174.308
Less: Premia ceded to reinsurers	(30.472)	(26.811)
Net written premia	184.112	147.497

Change in unearned premium reserve	(10.705)	(6.121)
Reinsurers’ share of change in unearned premium reserve	3.080	10.481
Change in unearned premium reserve – Group share	(7.625)	4.360

Net earned premia	176.487	151.857
Other (incl. net gains on unit-linked assets)	6.693	7.936
Income from insurance operations	183.180	159.793

Claims and benefits paid	(99.548)	(82.402)
Less: Claim recoveries from reinsurers	10.818	11.394
Claims and benefits paid – Group share	(88.730)	(71.008)

Change in outstanding claims reserve and other P&C reserves	5.375	(9.689)
Less: Change in reinsurance asset of outstanding claims and other P&C reserves	(5.151)	1.732
Change in outstanding claims reserve – Group share	224	(7.957)

Change in actuarial and other life reserves	(50.700)	(34.031)
Less: Change in reinsurance asset of actuarial and other life reserves	950	94
Change in actuarial and other life reserves – Group share	(49.750)	(33.937)

Commission expense	(20.241)	(20.821)
Commission income from reinsurers	3.046	2.476
Net commission expense	(17.195)	(18.345)
Other (incl. net return to DAF contract holders)	(1.133)	(1.284)
Expenses relating to insurance operations	(156.584)	(132.531)

Earned premia net of claims and commissions	26.596	27.262

NOTE 8: Personnel expenses

	Group		Bank
	31.03.2007	31.03.2006	31.03.2007	31.03.2006

Salaries and other staff related benefits	299.160	207.087	191.490	164.831
Pension costs: defined benefit plans	5.523	4.745	820	386
Share based payment transactions	4.280	—	4.280	—
Total	308.963	211.832	196.590	165.217

The average number of employees employed by the Group during the period to 31 March 2007 was 31.822 (2006: 24.187 continuing operations).  Accordingly, the average number of employees employed by the Bank during the period to 31 March 2007 was 13.186 (2006: 13.763).

Share based payments

On 22 June 2005, at a General Meeting of Shareholders, a stock options program (the Program A) was approved for the executive members of the Board of Directors (BoD), management and staff of the Group.  The Program shall last for five years and expires in 2010.  The Bank’s BoD may decide to grant the options one-off or in parts at any time at its discretion.  The maximum number of shares to issue under the Program shall be 3,5 million.  The strike price shall be within the range of € 5 to 70% of the average price thereof within the time period from 1 January of the year the options are granted until the date they can be exercised.

At the repeat General Meeting of Shareholders on 1 June 2006, a second Group-wide stock option program was approved (Program B) for the Bank’s executive members of the Board of Directors, managers and employees of the Bank and its affiliates.  The program B provided that a maximum number of 3,5 million new ordinary shares should be issued at a price floating within a range of a minimum price which is the nominal value of €5 per share to a maximum price which is 70% of the average market price thereof within the time period from the date following the date of the General Meeting (i.e. June 1, 2006) until the date the options can be exercised.  The stock option program expires in 2011.  No options have yet been issued under this program

On 29 November 2006, the Board of Directors approved the issue of 2.992.620 share options under the A program.  The exercise price was set at €23,80 per share.  The vesting conditions are as follows:  15% of the options vest immediately, 35% of the options vest after 1 year and 50% of the options vest after 2 years.  The vested options were exercisable between 6-15 December 2006 and between 1-10 December for each subsequent year until 2010.

After that date the unexercised options are cancelled.  The options are forfeited if the employee leaves the Group before the options vest.  Between 6 and 15 December 2006, 310.043 out of a maximum 448.893 vested share options were exercised. The balance of 138.850 vested share options has not been exercised by 31 March 2007.

Details of the share options outstanding during the period to 31 March 2007 and 31 December 2006 are as follows:

Stock options	31.03.2007	31.12.2006
Outstanding at 1 January	2.682.577	—
Granted during the period	—	2.992.620
Exercised during the period	—	(310.043)
Outstanding at period end	2.682.577	2.682.577
Vested but not exercised at period end	138.850	138.850

The exercised price per option was €23,80 and the remaining contractual life is 4 years.  The estimated fair value of the options granted is €10,91 for each option.  This fair value was calculated using the Black-Scholes option-pricing model. The inputs into the model were as follows:

Option-pricing model –Inputs	31.12.2006
Share price (average December 2006)	€34,62
Exercise price	€23,80
Exercise period (years)	1,96
Expected volatility	20%
Risk free rate	3,9%
Expected dividend yield	2,7%

The weighted average expected volatility was determined by calculating the historical volatility of the Bank’s share price over the last 24 months. Also, expected future volatility has been taken into account.  According to the terms of the program the vested options are recognised in the income statement whereas the outstanding options that will vest in future periods affect the  income statement on a straight-line basis over the vesting period. The total expense recognised during the period amounted to €4.280 (Q1 2006: €NIL).

NOTE 9: Retirement benefit obligations

The Bank and certain of its subsidiaries sponsor defined contribution and defined benefit plans for their employees.  Some companies within the Group also provided termination indemnities.

Net periodic costs for defined benefit plans include the following components, which are recognised in the income statement for the periods ended.

Pension costs – defined benefit plans

	Group		Bank
	31.03.2007	31.03.2006	31.03.2007	31.03.2006

Current service cost	3.538	2.862	1.168	818
Interest cost on obligation	4.415	3.815	1.765	1.490
Expected return on plan assets	(2.748)	(2.185)	(2.113)	(1.666)
Amortisation of unrecognised actuarial losses /gains	308	240	—	(256)
Amortisation of unrecognised prior service cost	10	13	—	—
Total	5.523	4.745	820	386

Net Liability in balance sheet

	Group		Bank
	31.03.2007	31.12.2006	31.03.2007	31.12.2006

Present value of funded obligations	341.351	327.105	160.801	157.922
Fair value of plan assets	(151.826)	(146.402)	(109.504)	(106.095)
	189.525	180.703	51.297	51.827
Present value of unfunded obligations	58.412	65.001	3.649	3.594
Unrecognised actuarial losses	(32.429)	(32.667)	4.102	4.123
Unrecognised prior service cost	(458)	(469)	—	—
Total	215.050	212.568	59.048	59.544

Weighted average assumptions

	Group		Bank
	2007	2006	2007	2006

Discount rate	4,7%	4,7%	4,5%	4,5%
Expected return on plan assets	7,4%	7,4%	8,0%	8,0%
Rate of compensation increase	4,6%	4,6%	4,5%	4,5%
Pension increase	2,5%	2,5%	2,5%	2,5%

The weighted average assumptions used in interim periods are those of the preceding year-end

NOTE 10: Tax expense

	Group		Bank
	31.03.2007	31.03.2006	31.03.2007	31.03.2006

Current tax	40.111	40.103	10.526	41.928
Deferred tax	26.417	10.738	8.785	10.363
Total	66.528	50.841	19.311	52.291

NOTE 11: Earnings per share

	Group		Bank
	31.03.2007	31.03.2006	31.03.2007	31.03.2006

Net profit attributable to equity holders of the parent	380.510	250.196	190.938	209.574
Less: dividends paid to preferred securities	(22.228)	(17.325)	—	—
Net profit attributable to NBG ordinary shareholders	358.282	232.871	190.938	209.574
Weighted average number of ordinary shares outstanding	474.241.378	338.573.254	474.926.182	339.234.412
Adjustment for the effect of rights issue	—	22.992.905	—	23.037.085
Weighted average number of ordinary shares outstanding for basic EPS	474.241.378	361.566.159	474.926.182	362.271.497
Potential dilutive ordinary shares under stock options	1.042.574	—	1.042.574	—
Weighted average number of ordinary shares for dilutive EPS	475.283.952	361.566.159	475.968.756	362.271.497

Earnings per share - Basic from continuing & discontinued operations	€0,76	€0,64	€0.40	€0.58
Earnings per share - Diluted from continuing & discontinued operations	€0,75	€0,64	€0.40	€0.58

The Group’s weighted average number of 338.573.254 ordinary shares outstanding as at 31 March 2006 has been adjusted with a number of 22.992.905 ordinary shares based on a factor of 1,07 to incorporate to the earnings per share the discount price of the rights issue in June 2006 (see note 28 Share capital).  Basic earnings per share from continuing and discontinued operations and diluted earnings per share from continuing and discontinued operations are €0,76 and per €0,75 share respectively (2006: €0,64 whereas previously reported at €0,69).

The basic and diluted earnings per share from continuing operations as at 31 March 2006 was restated from €0,67 to €0,62. The potential dilutive ordinary shares result from the Bank’s share option plan.  On 29 November 2006, the BoD granted 2.992.620 stock options of which 310.043 were exercised (see note 8 Personnel expenses).  The weighted average number of ordinary shares in calculating the basic earnings per share has been increased by the amount of 1.042.574 potential dilutive ordinary shares to arrive at the weighted average number of ordinary shares for calculating the diluted earnings per share.

The Bank’s weighted average number of 339.234.412 ordinary shares outstanding as at 31 March 2006 has been adjusted with a number of 23.037.085 ordinary shares based on a factor of 1,07 Basic and diluted earnings per share are €0,40 per share (2006: €0,58 whereas previously reported at €0,62).

NOTE 12: Financial assets at fair value through P&L

	Group		Bank
	31.03.2007	31.12.2006	31.03.2007	31.12.2006

Assets at fair value through profit and loss	5.411.670	5.307.946	5.411.670	5.307.946
Trading Securities:
Government Bonds	6.936.312	6.690.711	6.822.050	6.570.889
Other debt securities	523.702	572.333	321.995	369.299
Equity securities	100.760	91.910	35.273	35.491
Mutual funds units	22.149	21.510	—	—
Total	12.994.593	12.684.410	12.590.988	12.283.625

NOTE 13: Loans & advances to customers (net)

	Group		Bank
	31.03.2007	31.12.2006	31.03.2007	31.12.2006

Mortgages	16.059.187	15.360.225	14.459.499	13.942.620
Consumer loans	5.048.969	4.694.107	3.340.345	3.314.136
Credit cards	2.539.138	2.533.064	1.487.850	1.506.360
Small Business lending	2.986.240	3.030.465	2.898.727	2.951.892
Retail lending	26.633.534	25.617.861	22.186.421	21.715.008
Corporate lending	19.098.946	18.498.982	12.001.851	11.988.023
Total	45.732.480	44.116.843	34.188.272	33.703.031
Less: Allowance for impairment on loans & advances to customers	(1.555.088)	(1.492.307)	(993.744)	(947.733)
Total	44.177.392	42.624.536	33.194.528	32.755.298

NOTE 14: Investment securities

	Group		Bank
	31.03.2007	31.12.2006	31.03.2007	31.12.2006
Available-for-sale investment securities:
Greek Government bonds	1.261.774	1.185.906	1.036.663	981.682
Debt securities issued by other governments and public entities	1.803.816	1.619.126	319.184	299.549
Corporate bonds incorporated in Greece	113.879	118.951	100.666	105.737
Corporate bonds incorporated outside Greece	69.903	71.535	57.879	71.535
Debt securities issued by Greek financial institutions	3.000	11.985	3.000	3.000
Debt securities issued by foreign financial institutions	353.679	318.904	215.435	199.426
Other debt instruments issues	758	12.012	—	—
Debt securities	3.606.809	3.338.419	1.732.827	1.660.929
Equity securities	360.162	371.561	513.146	514.072
Mutual funds units	505.324	493.406	264.411	262.488
Provision for impairment	(11.971)	(12.194)	(824)	(824)
Total	4.460.324	4.191.192	2.509.560	2.436.665

Held-to-maturity investment securities (at amortised cost):	—	—	105.565	105.680

Total Investment securities	4.460.324	4.191.192	2.615.125	2.542.345

Net result from investment securities consists of:

	Group		Bank
	31.03.2007	31.03.2006	31.03.2007	31.03.2006

Net gain / (loss) from disposal of Available-for-Sale securities	22.267	28.009	9.713	51.506
(Impairment charges) / reversal of impairment on available-for-sale investments	(32)	(141)	(32)	(30.462)
Total	22.235	27.868	9.681	21.044

The movement of investment securities may be summarised as follows:

	Group		Bank
	2007	2006	2007	2006
Available-for-sale investment securities:
Balance at 1 January	4.191.192	2.812.794	2.436.665	2.153.682
Acquisitions – newly consolidated subsidiaries	2.342	1.244.196	—	—
Additions within the period	3.313.043	8.216.444	312.861	2.006.282
Disposals (sale and redemption) within the period	(3.107.379)	(8.137.698)	(263.872)	(1.731.901)
Gains / (losses) from changes in fair value	66.808	66.110	28.924	20.697
Amortisation of premiums / discounts	(5.682)	(10.654)	(5.018)	(12.095)
Balance at 31 March / 31 December	4.460.324	4.191.192	2.509.560	2.436.665

Held-to-maturity investment securities:
Balance at 1 January	—	20.867	105.680	43.781
Additions within the period	—	—	—	85.000
Disposals (sale and redemption) within the period	—	(20.867)	—	(22.567)
Foreign exchange differences	—	—	(115)	(534)
Balance at 31 March / 31 December	—	—	105.565	105.680

NOTE 15: Investment property

	Group
	Land	Buildings	Total
Cost
At 1 January 2006	58.856	88.955	147.811
Foreign exchange differences	(2)	(8)	(10)
Acquisition of subsidiary	—	—	—
Transfers	1	(1)	—
Additions	27	2.167	2.194
Disposals and write offs	(483)	(1.933)	(2.416)
At 31 December 2006	58.399	89.180	147.579

Accumulated depreciation & impairment
At 1 January 2006	—	(21.305)	(21.305)
Foreign exchange differences	—	—	—
Transfers	—	—	—
Disposals and write offs	—	643	643
Depreciation charge for the period	—	(2.948)	(2.948)
Impairment charge	(105)	(491)	(596)
At 31 December 2006	(105)	(24.101)	(24.206)

Net book amount at 31 December 2006	58.294	65.079	123.373

Cost
At 1 January 2007	58.399	89.180	147.579
Foreign exchange differences	(1)	2.193	2.192
Acquisition of subsidiary	—	—	—
Transfers	—	(967)	(967)
Additions	—	6.792	6.792
Disposals and write offs	(10)	(82)	(92)
At 31 March 2007	58.388	97.116	155.504

Accumulated depreciation & impairment
At 1 January 2007	(105)	(24.101)	(24.206)
Foreign exchange differences	—	20	20
Transfers	—	162	162
Disposals and write offs	7	5	12
Depreciation charge for the period	—	(1.088)	(1.088)
Impairment charge	—	—	—
At 31 March 2007	(98)	(25.002)	(25.100)

Net book amount at 31 March 2007	58.290	72.114	130.404

NOTE 16: Investments in associates

	Group		Bank
	2007	2006	2007	2006

At 1 January	272.780	249.152	237.836	278.025
Additions	418	5.071	—	—
Disposals/transfers	—	(1.329)	—	—
Share of results (after tax)	5.046	40.462	—	—
Dividends	(3.000)	(20.576)	—	—
Impairment	—	—	—	(40.189)
At 31 March / 31 December	275.244	272.780	237.836	237.836

The Group’s and Bank’s associates are as follows:

		Group		Bank
		% of participation		% of participation
		31.03.2007	31.12.2006	31.03.2007	31.12.2006

Social Securities Funds Management	Greece	40,00%	40,00%	40,00%	40,00%
Phosphate Fertilizers Industry S.A.	Greece	24,23%	24,23%	24,23%	24,23%
Larco S.A.	Greece	36,43%	36,43%	36,43%	36,43%
Siemens Entreprise Communications S.A.	Greece	30,00%	30,00%	30,00%	30,00%
Eviop Tempo S.A.	Greece	21,21%	21,21%	21,21%	21,21%
Teiresias S.A.	Greece	39,34%	39,34%	39,34%	39,34%
Hellenic Countryside S.A.	Greece	20,23%	20,23%	20,23%	20,23%
AGET Heracles Cement Co. S.A.	Greece	26,00%	26,00%	26,00%	26,00%
Pella S.A.	Greece	20,89%	20,89%	20,89%	20,89%
Planet S.A.	Greece	31,18%	31,18%	31,18%	31,18%
Kariera S.A.	Greece	35,00%	35,00%	—	—
Zymi S.A.	Greece	32,00%	32,00%	—	—
Europa Insurance Co. S.A.	Greece	23,02%	23,02%	—	—
UBB AIG Insurance and Reinsurance Company	Bulgaria	52,99%	52,99%	—	—
UBB AIG Life Insurance Company	Bulgaria	52,99%	52,99%	—	—

The Group’s investment in associates for the period ended 31 March 2007 was €275.244 (2006: €272.780) while its share of associates’ profits, net of tax in 2007, was €5.046 (31 March 2006: €5.504). The Bank’s investment in associates are stated at cost.

NOTE 17: Goodwill & other intangibles

	Group				Bank
	Goodwill	Software	Other	Total	Goodwill	Software	Other	Total
Cost
At 1 January 2006	24.385	213.660	10.321	248.366	—	143.449	26.280	169.729
Foreign exchange differences	(23)	345	(1.764)	(1.442)	—	54	(4)	50
Acquisition of subsidiary	2.098.723	4.485	348.935	2.452.143	—
Transfers	—	3.439	(1.056)	2.383	—	(1.754)	121	(1.633)
Additions	—	14.863	13.857	28.720	—	8.120	17.970	26.090
Disposals and write offs	—	(5.060)	(25)	(5.085)	—	(26)	—	(26)
At 31 December 2006	2.123.085	231.732	370.268	2.725.085	—	149.843	44.367	194.210

Accumulated amortisation & impairment
At 1 January 2006	—	(179.931)	(2.524)	(182.455)	—	(131.996)	(3.855)	(135.851)
Foreign exchange differences	—	865	(91)	774	—	(22)	(59)	(81)
Transfers	—	(2.449)	(385)	(2.834)	—	1.042	(385)	657
Disposals and write offs	—	4.234	25	4.259	—	26	—	26
Amortisation charge for the period	—	(18.361)	(11.211)	(29.572)	—	(5.780)	(3.919)	(9.699)
At 31 December 2006	—	(195.642)	(14.186)	(209.828)	—	(136.730)	(8.218)	(144.948)

Net book amount at 31 December 2006	2.123.085	36.090	356.082	2.515.257	—	13.113	36.149	49.262

Cost
At 1 January 2007	2.123.085	231.732	370.268	2.725.085	—	149.843	44.367	194.210
Foreign exchange differences	15.793	63	3.099	18.955	—	(78)	(245)	(323)
Acquisition of subsidiary	—	(95)	—	(95)	—	—	—	—
Transfers	—	425	(459)	(34)	—	7	—	7
Additions	13.628	7.452	3.261	24.341	—	4.549	2.735	7.284
Disposals and write offs	(3.446)	—	(77)	(3.523)	—	(90)	(4.969)	(5.059)
At 31 March 2007	2.149.060	239.577	376.092	2.764.729	—	154.231	41.888	196.119

Accumulated amortisation & impairment
At 1 January 2007	—	(195.642)	(14.186)	(209.828)	—	(136.730)	(8.218)	(144.948)
Foreign exchange differences	(19)	48	143	172	—	81	67	148
Transfers	—	(224)	222	(2)	—	(2)	—	(2)
Disposals and write offs	—	3	5	8	—	42	1.860	1.902
Amortisation charge for the period	(187)	(3.922)	(6.656)	(10.765)	—	(1.457)	(720)	(2.177)
At 31 March 2007	(206)	(199.737)	(20.472)	(220.415)	—	(138.066)	(7.011)	(145.077)

Net book amount at 31 March 2007	2.148.854	39.840	355.620	2.544.314	—	16.165	34.877	51.042

Included under disposal and write offs of software and other are the amounts of € (5.059) and €1.902 relating to cost and accumulated depreciation & impairment respectively, which relate to NBG A.D Beograd. (previously, NBG Branch)

NOTE 18: Property & equipment- Group

	Land	Buildings	Vehicles & equipment	Leasehold improvements	Assets under constructions	Total
Cost
At 1 January 2006	1.011.714	906.357	634.653	65.778	71.673	2.690.175
Foreign exchange differences	(81)	116	66	283	228	612
Acquisition of subsidiaries	5	106.845	50.358	27.192	2.155	186.555
Transfers	(1.005)	1.351	4.782	1.799	(13.625)	(6.698)
Additions	2.057	26.285	66.698	10.878	44.967	150.885
Disposals and write offs	(31.233)	(53.214)	(17.006)	(1.343)	(20.167)	(122.963)
At 31 December 2006	981.457	987.740	739.551	104.587	85.231	2.898.566

Accumulated depreciation & impairment
At 1 January 2006	—	(303.087)	(453.926)	(47.449)	—	(804.462)
Foreign exchange differences	—	(68)	926	(216)	—	642
Transfers	—	426	3.936	(106)	—	4.256
Disposals and write offs	—	19.569	15.066	1.344	—	35.979
Depreciation & impairment charge for the period	—	(29.093)	(57.315)	(6.635)	—	(93.043)
At 31 December 2006	—	(312.253)	(491.313)	(53.062)	—	(856.628)

Net book amount at 31 December 2006	981.457	675.487	248.238	51.525	85.231	2.041.938

Cost
At 1 January 2007	981.457	987.740	739.551	104.587	85.231	2.898.566
Foreign exchange differences	(32)	(1.927)	446	1.142	34	(337)
Acquisition of subsidiaries	—	—	608	500	—	1.108
Transfers	—	5.221	2.256	426	(2.669)	5.234
Additions	398	1.677	15.791	2.650	10.037	30.553
Disposals and write offs	(575)	(11.152)	(5.704)	(100)	(3.634)	(21.165)
At 31 March 2007	981.248	981.559	752.948	109.205	88.999	2.913.959

Accumulated depreciation & impairment
At 1 January 2007	—	(312.253)	(491.313)	(53.062)	—	(856.628)
Foreign exchange differences	—	873	(528)	(582)	—	(237)
Transfers	—	(1.402)	(58)	62	—	(1.398)
Disposals and write offs	—	114	970	9	—	1.093
Depreciation & impairment charge for the period	—	(7.158)	(17.044)	(2.539)	—	(26.741)
At 31 March 2007	—	(319.826)	(507.973)	(56.112)	—	(883.911)

Net book amount at 31 March 2007	981.248	661.733	244.975	53.093	88.999	2.030.048

NOTE 18: Property & equipment - Bank

	Land	Buildings	Vehicles & equipment	Leasehold improvements	Assets under constructions	Total
Cost
At 1 January 2006	618.041	662.335	383.120	55.653	29.091	1.748.240
Foreign exchange differences	—	79	236	(16)	32	331
Transfers	(1.805)	(916)	324	157	(152)	(2.392)
Additions	9	3.663	37.798	3.374	21.093	65.937
Disposals and write offs	(27.784)	(48.366)	(2.038)	(578)	(2.030)	(80.796)
At 31 December 2006	588.461	616.795	419.440	58.590	48.034	1.731.320

Accumulated depreciation & impairment
At 1 January 2006	—	(247.149)	(316.668)	(41.685)	—	(605.502)
Foreign exchange differences	—	(5)	(72)	15	—	(62)
Transfers	—	426	405	(57)	—	774
Disposals and write offs	—	18.459	1.687	578	—	20.724
Depreciation & impairment charge for the period	—	(18.929)	(32.749)	(3.645)	—	(55.323)
At 31 December 2006	—	(247.198)	(347.397)	(44.794)	—	(639.389)

Net book amount at 31 December 2006	588.461	369.597	72.043	13.796	48.034	1.091.931

Cost
At 1 January 2007	588.461	616.795	419.440	58.590	48.034	1.731.320
Foreign exchange differences	—	9	(272)	276	(9)	4
Transfers	—	1.414	(24)	—	—	1.390
Additions	398	911	1.869	598	2.234	6.010
Disposals and write offs	(389)	(1.397)	(4.474)	—	(303)	(6.563)
At 31 March 2007	588.470	617.732	416.539	59.464	49.956	1.732.161

Accumulated depreciation & impairment
At 1 January 2007	—	(247.198)	(347.397)	(44.794)	—	(639.389)
Foreign exchange differences	—	(2)	178	14	—	190
Transfers	—	(1.400)	5	—	—	(1.395)
Disposals and write offs	—	—	1.745	—	—	1.745
Depreciation & impairment charge for the period	—	(4.597)	(7.370)	(754)	—	(12.721)
At 31 March 2007	—	(253.197)	(352.839)	(45.534)	—	(651.570)

Net book amount at 31 March 2007	588.470	364.535	63.700	13.930	49.956	1.080.591

Included under disposal and write offs of vehicles and equipment are the amounts of €(4.300) and €1.571 relating to cost and accumulated depreciation & impairment respectively, which relate to NBG A.D Beograd, (previously NBG Branch).

NOTE 19: Other assets

	Group		Bank
	31.03.2007	31.12.2006	31.03.2007	31.12.2006

Accrued interest and commissions	523.171	504.355	481.789	406.477
Tax prepayments and other recoverable taxes	229.669	225.238	208.089	196.016
Private equity: investees assets	145.932	126.835	—	—
Trade receivables	285.755	45.617	18.272	12.984
Assets acquired through foreclosure proceedings	170.952	173.459	76.693	134.387
Prepaid expenses	52.844	53.795	9.899	32.085
Other	810.265	588.953	713.402	453.449
Total	2.218.588	1.718.252	1.508.144	1.235.398

Other in other assets as at 31.03.2007 include an amount of € 289.539 (2006: €83.687) relating to unsettled balances from securities transactions.

NOTE 20: Assets and liabilities held for sale and discontinued operations

The Group’s North America segment was sold following the signing of respective agreements for the sale of the two subsidiaries comprising this segment, namely Atlantic Bank of New York (ABNY) and NBG Canada to Community Bank of New York and Scotia Bank respectively.

NBG Canada was sold in February 2006 while the sale of ABNY was concluded in April 2006.

Disposal of NBG Canada	2006
Consideration received	51.950
Less: cost of investment / net consolidated assets disposed	(42.186)
Profit on disposal	9.764

The results of the operations for the quarter ended 31 March 2006 have been reclassified under profit from discontinued operations and are summarised as follows:

Discontinued operations	31.03.2007	31.03.2006
Net interest income	—	17.061
Net fee and commission income	—	1.726
Net trading income	—	(393)
Net result from investment securities	—	249
Other operating income	—	1.465
Personnel expenses	—	(7.037)
General & administrative expenses	—	(3.916)
Depreciation, amortisation and impairment charges	—	(1.351)
Impairment losses / recoveries on loans and advances	—	575
Gain on sale of discontinued operations	—	9.764
Profit before tax		18.143
Tax expense (inc. capital gain tax on disposal)	—	(11.139)
Profit for the reporting period from discontinued operations	—	7.004

NOTE 21: Due to banks

	Group		Bank
	31.03.2007	31.12.2006	31.03.2007	31.12.2006

Demand deposits due to credit institutions	142.572	237.499	415.975	474.185
Time deposits due to credit institutions	544.688	424.357	444.859	284.418
Interbank deposits and amounts due to ECB	2.283.551	2.422.371	1.803.782	2.155.777
Amounts due to Central Bank	6.096	5.382	5.146	5.155
Securities sold under agreements to repurchase	4.880.324	2.957.239	4.393.592	2.929.419
Other	213.831	185.590	21.855	22.509
Total	8.071.062	6.232.438	7.085.209	5.871.463

NOTE 22: Due to customers

	Group		Bank
	31.03.2007	31.12.2006	31.03.2007	31.12.2006
Deposits:
Individuals	41.638.123	41.539.928	36.086.096	36.132.788
Corporates	8.106.599	8.614.527	5.165.607	5.534.297
Government and agencies	3.340.446	2.443.183	3.245.331	2.319.867
Total deposits	53.085.168	52.597.638	44.497.034	43.986.952
Securities sold to customers under agreements to repurchase	107.661	81.762	162.689	118.742
Other	466.204	554.324	390.718	458.970
Total	53.659.033	53.233.724	45.050.441	44.564.664

Included in due to customers are deposits, which contain one or more embedded derivatives. The Group has designated these deposits as financial liabilities at fair value through profit and loss.  The net accumulated loss on these deposits as of 31 March 2007, was approximately €4.709  (2006: 4.143 thousand).

NOTE 23: Debt securities in issue

	Group
	Interest rate	31.03.2007	31.12.2006

Mortgage bonds	6,7%	20.750	21.088
Corporate bonds – fixed rate	5,0%	307.916	311.490
Corporate bonds- floating rate	5,8%	2.010	2.035
Fixed rate notes	6,0%	86.944	95.613
Floating rate notes	7,2%	386.707	392.470
Total		804.327	822.696

On November 23 2004, Finansbank obtained a loan via a special purpose entity, which issued USD 125 million Series 2004-B 6,1014% Notes secured on Finansbank’s Diversified Payment Rights. The notes have a five-year maturity and interest is paid quarterly, with no principal repayment for two years.

On 15 March 2005, Finansbank obtained a loan via a special purpose entity, which issued USD 500 million Series 2005-A Floating Rate Notes secured on Finansbank’s Diversified Payment Rights. The notes have a seven-year maturity and interest is paid quarterly, with no principal repayment for three years. Interest on the Series 2005-A Notes is determined as the three-month LIBOR plus 180 bps.

On 24 March 2006, Finansbank obtained a loan via a special purpose entity, which issued USD 110 million bonds with five-year maturity and USD 110 million bonds with a maturity of 7 years.  Interest is paid semi-annually and it is 6,25% and 6,5% respectively.

NOTE 24: Other borrowed funds

	Group		Bank
	31.03.2007	31.12.2006	31.03.2007	31.12.2006

Subordinated notes - fixed rate	462.373	335.965	183.957	183.007
Subordinated notes – floating rate	749.944	749.619	2.312.958	2.329.067
Syndication loans-floating rate	527.424	548.411	—	—
Secured loans-fixed rate	131.576	161.860	—	—
Other	426.794	401.532	—	—
Total	2.298.111	2.197.387	2.496.915	2.512.074

In June 2002, NBG Finance plc, a wholly owned subsidiary of the Bank, issued €750 million Subordinated Callable Floating Rate Notes guaranteed on a subordinated basis by the Bank due in June 2012.  The notes are redeemable at the option of the Bank in or after June 2007.  The notes carry interest at EURIBOR plus 80 bps to June 2007 and EURIBOR plus 210 bps thereafter, which is paid quarterly.  The subordinated loan is carried at amortised cost.  The commissions and other costs related to the issuance of those notes are amortised as interest expense on a constant yield basis over the period from the placement to the first redemption option.  The Board of Directors at its meeting on 16 May 2007 has decided the redemption of these notes on the first call date of 25 June 2007.

On 7 October 2004, Finansbank obtained a subordinated loan via a special purpose entity, which issued USD 200 million Subordinated Callable Notes, with a 10-year maturity, the proceeds of which were lent to Finansbank. Interest, paid annually, is 9% for the first 5 years and steps up to 11,79% thereafter and there is a repayment option at the end of the fifth year.

In June 2005, NBG Finance plc, a wholly owned subsidiary of the Bank, issued JPY30 billion Subordinated Callable Fixed Rate Notes guaranteed on a subordinated basis by the Bank due in June 2035. The notes may be redeemed at the option of the Bank in or after June 2015.  The notes carry fixed rate interest of 2,755% which is payable semi-annually in arrears.  The subordinated loan is carried at fair value since it has been designated as a financial liability at fair value through profit and loss.

On 31 March 2006, Finansbank raised TRY 300 million through a credit card secured non-amortising loan, with a five-year maturity. Interest is fixed at 11,94% and paid quarterly.

On 1 December 2006, Finansbank raised USD 700 million through a term loan facility in two tranches and specifically USD 479 million with a two year maturity and interest paid quarterly at LIBOR + 42,5 bps and USD 221 million with a three year maturity and interest paid quarterly at LIBOR + 60 bps.

In February 2007, NBG Finance plc, a wholly owned subsidiary of the Bank, issued New Romanian Lei (RON) 355m Fixed Rate Notes, guaranteed by the Bank due in February 2012. The notes carry fixed rated interest of 7,35%, which is paid semi-annually.

NOTE 25: Insurance related reserves & liabilities

	Group
	31.03.2007	31.12.2006
Insurance reserves
Life
Mathematical reserve	812.173	775.539
Outstanding claims reserve	35.629	35.644
Other	7.885	7.932
Property and Casualty
Unearned premia reserve	169.729	161.260
Outstanding claims reserve	357.512	364.039
Other	384	384
Insurance provisions for policies where the holders bear the investment risk (Unit linked)	404.976	388.768
Total Insurance reserves	1.788.288	1.733.566

Other Insurance liabilities
Liabilities relating to deposit administration funds (DAF)	151.630	152.557
Amounts payable to brokers, agents and sales partners	34.053	29.775
Amounts payable to reinsures	30.900	37.678
Liabilities arising from reinsurance operations	12.347	42
Total	2.017.218	1.953.618

Τhe Group performs a liability adequacy test at the end of each reporting period to assess the adequacy of its insurance liabilities, which are estimated according to the provisions of local insurance law.

NOTE 26: Other liabilities

	Group		Bank
	31.03.2007	31.12.2006	31.03.2007	31.12.2006

Accrued interest and commissions	280.801	258.090	284.519	257.934
Creditors and suppliers	245.497	278.512	189.352	220.307
Amounts due to government agencies	202.076	331.609	262.933	367.289
Private equity: liabilities of investee entities	207.070	199.425	—	—
Other provisions	185.677	187.827	13.362	13.581
Taxes payable - other than income taxes	49.564	81.372	11.253	26.514
Current tax liabilities	207.788	226.825	160.618	167.501
Accrued expenses and deferred income	89.859	105.912	31.963	62.688
Payroll related accruals	57.752	64.967	30.324	32.487
Dividends payable	11.873	12.892	11.325	12.516
Other	1.394.308	831.396	857.393	595.257
Total	2.932.265	2.578.827	1.853.042	1.756.074

Other in other liabilities as at 31.03.2007 include an amount of €350 million (2006:€95 million) relating to unsettled balances from securities transactions and an amount of € 364 million relating to liabilities from puttable instruments.

NOTE 27: Contingent liabilities and commitments

a. Legal proceedings

The Group is a defendant in certain claims and legal actions arising in the ordinary course of business.  In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position of the Group.

b. Pending Tax audits

The tax authorities have not yet audited all subsidiaries for certain financial years and accordingly their tax obligations for those years may not be considered final.  Additional taxes and penalties may be imposed as a result of such tax audits; although the amount cannot be determined at present, it is not expected to have a material effect on Group’s net assets.  The Bank has been audited by the tax authorities up to 2004 inclusive.

c. Capital Commitments

In the normal course of business, the Group enters into a number of contractual commitments on behalf of its customers and is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers.  These contractual commitments consist of commitments to extend credit, commercial letters of credit and standby letters of credit and guarantees.  Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the conditions established in the contract.  Commercial letters of credit ensure payment by a bank to a third party for a customer’s foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods.  Standby letters of credit and financial guarantees are conditional commitments issued by the Group to guarantee the performance of a customer to a third party.  All of these arrangements are related to the normal lending activities of the Group.  The Group’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and commercial and standby letters of credit is represented by the contractual notional amount of those instruments.  The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Capital Commitments

	Group		Bank
	31.03.2007	31.12.2006	31.03.2007	31.12.2006

Commitments to extend credits	26.551.424	23.407.253	14.861.516	13.861.830
Commercial letters of credit	707.278	733.752	277.849	259.746
Standby letters of credit and financial guarantees written	6.381.193	6.149.347	3.054.951	3.036.973
Total	33.639.895	30.290.352	18.194.316	17.158.549

d. Assets pledged

Assets pledged as collaterals	2.776.923	2.909.822	1.949.319	2.082.583

e. Operating lease commitments

No later than 1 year	53.841	50.705	19.095	19.200
Later than 1 year and no later than 5 years	176.473	177.787	61.679	70.801
Later than 5 years	129.711	116.683	63.262	49.300
Total	360.025	345.175	144.036	139.301

NOTE 28: Share capital, share premium and treasury shares

Share Capital

The total number of ordinary shares as at 31 March 2007 and 31 December 2006 was 475.287.219 with a nominal value of €5 per share.  The movement is summarised in the following table.

	No of shares	€’000s
At 1 January 2006	339.269.412	1.696.347
Increase of share capital	135.707.764	678.539
Share options exercised	310.043	1.550
At 31 December 2006	475.287.219	2.376.436
Movement	—	—
At 31 March 2007	475.287.219	2.376.436

Share premium

Following the share capital increase in 2006, the share premium amounts to €2.263.725.  The movement is as follows:

	2007	2006
At 1 January	2.263.725	—
Increase of share capital above par value	—	2.321.960
Share options exercised	—	5.829
Share capital issue costs net of tax	—	(64.064)
At 31 March / 31 December	2.263.725	2.263.725

Treasury shares

At 31 March 2007 the Bank and certain subsidiaries held 1.214.232 NBG shares as part of their investment activity representing 0,26% of the issued share capital (2006: 0,19% of the issued share capital).

	Group		Bank
	No of shares	€’000s	No of shares	€’000s
At 1 January 2006	693.960	22.680	35.000	1.085
Purchases of treasury shares	2.265.820	75.767	100.000	3.405
Sales of treasury shares	(2.077.220)	(71.621)	—	—
At 31 December 2006	882.560	26.826	135.000	4.490

Acquisition of subsidiary	5.110	202	—	—
Purchases of treasury shares	694.495	26.433	413.110	15.625
Sales of treasury shares	(367.933)	(13.827)	—	—
At 31 March 2007	1.214.232	39.634	548.110	20.115

The Bank’s Annual Ordinary General Meeting of its Shareholders held on 27 April 2006, approved an own shares buy-back programme pursuant to Article 16 par. 5 et seq. of Codified Law 2190/1920, providing for the purchase, by the Bank, of own shares up to 10% of its total shares at a minimum price of €5 and a maximum of €60 per share from 2 May 2006 through 27 April 2007.

NOTE 29: Reserves & Retained Earnings

	Group		Bank
	31.03.2007	31.12.2006	31.03.2007	31.12.2006

Statutory reserve	306.721	306.475	244.363	244.363
Available for sale securities reserve	55.143	21.809	12.382	(6.805)
Currency translation differences reserve	52.019	11.657	—	—
Other reserves and retained earnings	731.895	1.643.949	1.440.765	1.245.319
Total	1.145.778	1.983.890	1.697.510	1.482.877

Included in the other reserves and retained earnings in 31 03.2007 is the amount of €(1.273.965) representing the difference between the consideration paid by the Bank during the Mandatory Offer and the acquired carrying amount of minority interest in Finansbank’s net assets.

The movement in the available for sale securities reserve is as follows:

	Group		Bank
	2007	2006	2007	2006

At 1 January	21.809	42.215	(6.805)	41.139
Net gains / (losses) from changes in fair value of AFS investments	53.530	66.809	28.901	52.598
Net (gains) / losses transferred to income statement	(20.196)	(108.772)	(9.714)	(100.542)
Net additions / disposals from disposed subsidiaries	—	21.330	—	—
Impairment losses on AFS investments	—	227	—	—
At 31 March/ 31 December	55.143	21.809	12.382	(6.805)

The movement in the currency translation reserve is as follows:

	Group
	2007	2006

At 1 January	11.657	1.782
Currency translation differences arising during the period	40.362	9.875
At 31 March/ 31 December	52.019	11.657

NOTE 30: Minority interest

	Group
	2007	2006

At 1 January	610.554	109.997
(Acquisitions) /disposals	(471.775)	421.498
Share of net profit of subsidiaries	6.553	74.617
Movement in the available for sale securities reserve	(1.886)	5.874
Foreign exchange differences	543	(1.432)
At 31 March/ 31 December	143.989	610.554

NOTE 31: Preferred Securities

	Group
	31.03.2007	31.12.2006

Innovative preferred securities	901.633	908.451
Non-innovative preferred securities	715.155	716.674
Total	1.616.788	1.625.125

Innovative preferred securities:

In July 2003, NBG Funding Ltd, a wholly owned subsidiary of the Bank, issued € 350 million Series A Floating Rate Non – Cumulative Non Voting Preferred Securities guaranteed on a subordinated basis by the Bank.  The securities are perpetual and may be redeemed by NBG Funding, in whole but not in part in July 2013 or on any dividend date falling thereafter subject to the consent of the Bank of Greece.  The preferred dividend rate is the three-month EURIBOR plus 175 bps until 11 July 2013 and EURIBOR plus 275 bps thereafter, which is paid quarterly.

On 8 November 2006, NBG Funding Limited issued £375 million Series E Fixed/Floating Rate Non-cumulative Guaranteed Non-voting Preferred Securities.  The securities are perpetual and may be redeemed by NBG Funding, in whole but not in part on November 2016 or on any dividend date falling thereafter subject to the consent of the Bank.  The preferred dividend rate for series E is fixed at a rate of 6,2889% per annum until 8 November 2016 and thereafter floating at a rate of three month LIBOR plus 2,08%.  The dividends are payable annually in arrear on 8 November in each year, until 8 November 2016, following which quarterly in arrear on 8 February, 8 May, 8 August and 8 November in each year.

Non- innovative preferred securities:

In November 2004, NBG Funding Ltd issued € 350 million Series B and USD 180 million Series C Constant Maturity Swap (“CMS”) Linked Subordinate Callable Notes.  The notes are perpetual and may be redeemed by NBG Funding, in whole but not in part in November 2014 or any dividend date falling thereafter subject to the consent of the Bank.  The preferred dividend rate for series B is 6,25% the first year and then is determined as the 10 year EUR CMS mid swap rate plus 12,5bps reset every six months and capped at 8% paid semi-annually and for series C is 6,75% the first year and then is determined as the 10 year USD CMS mid swap rate plus 12,5bps reset every six months and capped at 8,5% paid semi-annually.

In February 2005, NBG Funding Ltd issued € 230 million Series D Constant Maturity Swap (“CMS”) Linked Subordinate Callable Notes.  The notes are perpetual and may be redeemed by NBG Funding, in whole but not in part on 16 February 2015 or any dividend date falling thereafter subject to the consent of the Bank. The preferred dividend rate for series D is 6% until 16 February 2010 and thereafter is determined as the difference of 10-year EUR CMS mid swap rate minus the 2-year mid swap rate multiplied by four subject to a minimum rate of 3,25% and capped at 10% paid annually.

The proceeds of the instruments issued by NBG Funding were lent to NBG Finance through Eurobond issues and ultimately lent to the Bank under loan agreements with the same terms as each one of the instruments referred to above but with a 30 year maturity.

NOTE 32: Cash and cash equivalents

	Group		Bank
	31.03.2007	31.03.2006	31.03.2007	31.03.2006

Cash and balances with central banks	780.093	1.427.516	191.554	1.296.555
Treasury bills	51.948	32.529	626	—
Due from banks	2.254.702	1.498.721	2.001.188	1.543.004
Trading securities	4.130	1.220	—
Investment securities	18.072	—	14.709	—
Total	3.108.945	2.959.986	2.208.077	2.839.559

For the purposes of the cash flow statement, cash and cash equivalent consist of the above balances with less than three months maturity from the acquisition date.

NOTE 33: Related party transactions

The nature of the related party relationships for those related parties with whom the Group entered into significant transactions or had significant balances outstanding at 31 March 2007 and 31 December 2006 are presented below.  Transactions were entered into with related parties during the course of business at market rates.

a. Transactions with members of the Board of Directors and management

The Group and the Bank entered into banking transactions with members of the Board of Directors, the General Managers and the Assistant General Managers of the Bank and the members of the Board of Directors and key management of the other Group companies, as well as with the close members of family and entities controlled or jointly controlled by those persons, in the normal course of business.  The list of the members of the Board of Directors of the Bank is shown under Note 1 General Information.  As at 31 March 2007, loans, deposits, other payables and letters of guarantee, at Group level, amounted to €62 million, €183 million, €6 million and €27 million respectively (2006: €34 million, €315 million, €4 million and €26million respectively), whereas the corresponding figures, at the Bank level, amounted to €3 million, €3 million, €NIL and €NIL respectively (2006: €2,8 million, €2,7 million, €NIL and €NIL respectively).  Total compensation including salaries, bonuses and other short-term benefits, post employment and other long-term benefits, and termination benefits amounted at Group level to €4,9 million, including amounts from newly acquired subsidiaries, (Q1 2006: €2,5 million), and at the Bank level to €1,2 million (Q1 2006: €1 million).

b. Other related party transactions

Transactions and balances between the Bank, its subsidiaries and associated companies are set out in the table below.  At a Group level, only transactions with associated companies are included, as transactions and balances with subsidiaries are eliminated on consolidation.

Transactions with subsidiaries and associate companies

	Group		Bank
	31.03.2007	31.12.2006	31.03.2007	31.12.2006

Assets
Loans and advances to customers	72.537	54.325	2.074.128	2.652.177

Liabilities
Due to customers	74.880	45.561	3.934.652	3.740.040

Letters of guarantee	45.907	46.798	142.135	83.375

Income Statement
Interest and commission income	683	3.758	29.404	103.129
Interest and commission expense	1.767	5.646	67.963	208.069

NOTE 34: Acquisitions, disposals & other capital transactions

1.Acquisitions and disposals

On 19 October 2006 NBG and the shareholders of P&K Investment Services SA signed the SPA, whereby NBG will acquire 100% of P&K Investment Services SA.  The consideration agreed upon amounted to €48,7 million.  The main part of the consideration (€43,9 million) was paid to the sellers upon closing.  The remaining part will be released to the sellers three years after the acquisition, conditional on the attainment of key targets set out in the pre-agreed business plan. The transaction was concluded on 21 March 2007, after obtaining all regulatory approvals.

The Balance Sheet as at the acquisition date based on the provisionally determined fair values is as follows:

31.3.2007
Cash and balances with banks	111.960
Trading and investment securities	4.906
Loans and advances to customers	17.442
Fixed and Intangible Assets	1.182
Other assets	158.530
Total Assets	294.020

Due to customers	96.417
Debt securities in issue	6.844
Other liabilities	160.400
Total liabilities	263.661

Net assets as at 31.03.2007	30.359
% acquired	100%
Net assets acquired	30.359
Consideration paid	43.868
Goodwill recognized	13.509

Cash and cash equivalents acquired were €12,9 million and include cash and balances from banks and trading securities.

From 8 January through to 29 January 2007, the Bank acquired via the Mandatory Tender Offer 5.430 million shares of Finansbank, corresponding to 43.44% of its share capital.  The total consideration paid amounted to EUR 1.733 million.  Therefore, the total participation in share capital of Finansbank as at 29 January 2007 amounted to 89,44% (excluding put and call arrangements).  The goodwill arisen from this acquisition amounted to € 1.273.965 and was accounted for as an “acquisition after control is obtained”, as described in Note 2.3 to the annual financial statements for the year ended 31 December 2006.

From 1 February up to 31 March 2007, the Bank acquired 16.403.540 shares of Finansbank for a consideration of €4,99 million (TRY 9,3million).

2.Other

On 25 January 2007 the Boards of Directors of the Bank and National Management & Organization Co (Ethnokarta) decided the merger of the two companies through absorption of the latter by the Bank.  The date of the Merger Balance Sheets has been set as 31 March 2007.  The bank holds 100% of National Management & Organization Co (Ethnokarta) shares, so that NBG’s share capital will not increase following the completion of the merger.

Within February 2007 Serbia branches of the Bank became a subsidiary under the name NBG A.D. Beograd.

NOTE 35: Group Companies

		Group %		Bank %
		31.03.2007	31.12.2006	31.03.2007	31.12.2006

National Securities S.A.	Greece	100,00%	100,00%	100,00%	100,00%
Ethniki Kefalaiou S.A.	Greece	100,00%	100,00%	100,00%	100,00%
Diethniki Mutual Fund Management S.A.	Greece	100,00%	100,00%	81,00%	81,00%
National Management & Organization Co SA- ETHNOKARTA	Greece	100,00%	100,00%	100,00%	100,00%
Ethniki Leasing S.A	Greece	100,00%	100,00%	93,33%	93,33%
National Mutual Fund Management S.A.	Greece	100,00%	100,00%	100,00%	100,00%
NBG Venture Capital S.A	Greece	100,00%	100,00%	100,00%	—
NBG Greek Fund Ltd.	Cyprus	100,00%	100,00%	100,00%	100,00%
ETEBA Emerging Markets Fund Ltd.	Cyprus	100,00%	100,00%	100,00%	100,00%
ETEBA Estate Fund Ltd	Cyprus	100,00%	100,00%	100,00%	100,00%
ETEBA Venture Capital Management Co Ltd	Cyprus	100,00%	100,00%	100,00%	100,00%
NBG Bancassurance S.A.	Greece	100,00%	100,00%	99,70%	99,70%
S.A.B.A.	S. Africa	99,50%	99,50%	91,44%	91,43%
NBG Cyprus Ltd	Cyprus	100,00%	100,00%	100,00%	100,00%
National Securities Co (Cyprus) Ltd	Cyprus	100,00%	100,00%	—	—
NBG Management Services Ltd.	Cyprus	100,00%	100,00%	100,00%	100,00%
Stopanska Banka A.D-Skopje(*)	FYROM	94,64%	92,25%	94,64%	92,25%
United Bulgarian Bank AD-Sofia (UBB)	Bulgaria	99,91%	99,91%	99,91%	99,91%
UBB Asset Management	Bulgaria	99,92%	99,92%	—	—
NBG International Ltd	United Kingdom	100,00%	100,00%	100,00%	100,00%
NBG International Inc. (NY)	U.S.A.	100,00%	100,00%	—	—
NBGI Private Equity Ltd.	United Kingdom	100,00%	100,00%	—	—
NBG Finance plc	United Kingdom	100,00%	100,00%	100,00%	100,00%
Interlease E.A.D.	Bulgaria	100,00%	100,00%	100,00%	100,00%
ETEBA Bulgaria A.D.	Bulgaria	100,00%	100,00%	92,00%	92,00%
ETEBA Romania S.A	Romania	100,00%	100,00%	100,00%	100,00%
NBG Luxembourg Holding S.A.	Luxembourg	100,00%	100,00%	94,67%	94,67%
NBG Luxfinance Holding S.A.	Luxembourg	100,00%	100,00%	94,67%	94,67%
Innovative Ventures S.A (I-Ven)	Greece	100,00%	100,00%	—	—
NBG Funding Ltd	United Kingdom	100,00%	100,00%	100,00%	100,00%
Banca Romaneasca S.A(*)	Romania	98,88%	98,88%	98,88%	98,88%
Ethniki Hellenic General Insurance	Greece	76,74%	76,74%	76,74%	76,74%
ASTIR Palace Vouliagmenis S.A	Greece	78,06%	78,06%	78,06%	78,06%
Grand Hotel Summer Palace S.A	Greece	100,00%	100,00%	100,00%	100,00%
NBG Training Center S.A	Greece	100,00%	100,00%	100,00%	100,00%
Εthnodata S.A.	Greece	100,00%	100,00%	98,41%	98,41%
ΚΑDΜΟS S.A.	Greece	100,00%	100,00%	100,00%	100,00%
DIONYSOS S.A	Greece	99,91%	99,91%	99,91%	99,91%
EKTENEPOL Construction Company S.A.	Greece	100,00%	100,00%	100,00%	100,00%
Mortgage, Touristic PROTYPOS S.A	Greece	100,00%	100,00%	100,00%	100,00%
Hellenic Touristic Constructions	Greece	77,76%	77,76%	77,76%	77,76%
Ethnoplan S.A	Greece	100,00%	100,00%	—	—
Ethniki Ktimatikis Ekmetalefsis S.A.	Greece	100,00%	100,00%	100,00%	100,00%
NBGΙ Private Equity Funds	United Kingdom	100,00%	100,00%	—	—
NBG International Holdings BV	Netherlands	100,00%	100,00%	100,00%	100,00%
Eurial Leasing SRL	Romania	70,00%	70,00%	70,00%	70,00%
Ethniki Insurance (Cyprus) Ltd	Cyprus	79,27%	79,27%	—	—
Ethniki General Insurance (Cyprus) Ltd	Cyprus	79,27%	79,27%	—	—
S.C. Garanta Asigurari S.A.	Romania	71,57%	71,57%	—	—
Audatex Hellas SA	Greece	53,72%	53,72%	—	—
National Insurance Brokerage SA	Greece	72,90%	72,90%	—	—
NBG Asigurari S.A.	Romania	76,73%	76,73%	—	—
Finansbank SA(*)	Turkey	99,25%	55,68%	99,25%	55,68%
Finansbank Malta Holdings Ltd (*)	Malta	99,25%	55,68%	—	—
Finansbank Malta Ltd (*)	Malta	99,25%	55,68%	—	—
Finans Leasing(*)	Turkey	61,36%	35,55%	2,55%	—
Finans Invest(*)	Turkey	99,16%	55,72%	0,20%	—
Finans Portfolio Management(*)	Turkey	99,16%	55,73%	0,01%	—
Finans Investment Trust(*)	Turkey	80,72%	47,61%	5,30%	—
IB Tech(*)	Turkey	98,26%	55,12%	—	—
Vojvodjanska Banka A.D Novisad	Serbia	99,43%	99,43%	99,43%	99,43%
P&K Investment Services SA	Greece	100,00%	—	100,00%	—
P&K Securities SA	Greece	100,00%	—	—	—
P&K Mutual Fund Management S.A.	Greece	100,00%	—	—	—
NBG A.D Beograd	Serbia	100,00%	—	100,00%	—

(*)  % of participation includes the effect of put and call option agreements

NOTE 36: Post balance sheet events

1. Acquisitions & Disposals

On 24 January 2007, the Bank and International Finance Corporation (IFC) signed an agreement by which IFC will acquire shares of Finansbank of up to 5% of its share capital after the completion of the Mandatory Tender Offer.  The price per share to IFC was determined to be the price per share paid by the Bank to the Finansbank shareholders during the Mandatory Tender Offer.   The transaction concluded on April 5, 2007.

On 15 March 2007 the Boards of Directors of the Bank and NBG Venture Capital SA announce the draft agreement for the divestment of the warehousing section of the Bank and the transfer of the section, through absorption, to the latter.  The NBG Venture Capital SA will undertake the assets and liabilities of the section according to the Divestment Balance Sheet as at March 13, 2007.  The NBG Venture Capital SA will increase its share capital by € 109.492.401 with the issuance of 37.369.420 new shares with a nominal value of €2,93 each. Upon completion of the divestment the above shares will be transferred to the Bank. The divestment is subject to approval by the Annual Ordinary General Meeting of the Bank on the 25 May 2007.

On April 19, 2007 the Bank signed an agreement for the sale of its minority shareholding in AGET Heracles to majority shareholders Lafarge Group.  Pursuant to this agreement, the Bank sold 18.480.899 shares, representing 26% of the share capital of AGET Heracles.  This sale is consistent with the stated strategy of the Bank to focus on its core banking activities and exit from its non-financial participations.  The sale price has been agreed at €17,40 per share, or €321,6 million in total and was in line with the average closing price of the last 30 trading days preceding the transaction.

On 10 May 2007, P&K Investment Services SA, sold its subsidiary P&K Mutual Fund Management SA to Millennium Bank Α.Ε for €1,68 million.

2. Other

On 11 May 2007, the Bank launched and priced a EUR 1,5 billion at a discount (99,94), 2 year Floating Rate Note (FRN), through its U.K. subsidiary NBG Finance plc. The Note bears a coupon of 3 month Euribor +8 bps. and was priced at a re-offer spread of +11 bps. The notes were issued on 22 May 2007 and are traded in the Luxembourg Exchange.

The Board of Directors at its meeting on 16 May 2007 has decided the redemption of the €750 million Subordinated Callable Floating Rate Notes on the first call date of 25 June 2007.  The notes are guaranteed on a subordinated basis by the Bank and are due in June 2012.  The notes are redeemable at the option of the Bank in or after June 2007.

The Board of Directors at its meeting on 24 April 2007, decided to sell up to 583.110 shares, that were bought under the Buy-Back programs, during 2 May to 1 August 2007 at a minimum price of €42,60.  On 16 May 2007, 583.110 shares were sold at the price of €42,70

On 16 May 2007, Finansbank, following application to the General Directorate of Insurance, received permission to establish Finans Emeklilik ve Hayat A.S. as the main shareholder.  The new company will complete its organisational preparations and obtain a licence to conduct life, personal accident and pension business, and is expected to commence operations shortly. The share capital of the company amounts to TRY 20 million.

On 18 May 2007, the Board of Directors of Finansbank decided to increase the share capital of the bank from TRY 1.250 million to TRY 1.400 million.

The dividend proposed by the Board of Directors for 2006 and is subject to approval by Annual Ordinary General Meeting of 25 May 2007, amounts to €1 per share

The Board of Directors proposed and is subject to approval by the Annual Ordinary General Meeting the distribution to the staff, pursuant to article 16, par. 2 case f of Companies’ Act 2190/1920 and article 1 of Presidential Decree 30/1988, of 350.000 bonus shares which will derive from the Bank’s share capital increase through capitalization of profits.

NOTE 37: Reclassifications

Certain amounts in prior periods have been reclassified to conform to the current presentation

Income Statement

	Group			Bank
€ 000’s	As restated	31.03.2006 As previously reported	Reclassified	As restated	31.03.2006 As previously reported	Reclassified

Personnel expenses	(211.832)	(211.832)	—	(165.217)	(165.217)	—
General, administrative expenses & other operating expenses	(84.734)	(76.274)	(8.460)	(49.386)	(45.511)	(3.875)
Depreciation, amortisation and impairment charges	(28.084)	(28.084)		(17.463)	(17.463)	—
Other operating expenses	—	(8.460)	8.460	—	(3.875)	3.875
Total operating expenses	(324.650)	(324.650)	—	(232.066)	(232.066)	—

	Group			Bank
€ 000’s	As restated	31.03.2006 As previously reported	Reclassified	As restated	31.03.2006 As previously reported	Reclassified
Cash flows from operating activities
Profit for the period from continuing operations	246.722	246.722	—	209.574	209.574	—
Non-cash items included in profit and other adjustments	69.786	60.892	8.894	51.244	47.010	4.234
Net (increase) / decrease in operating assets	(342.759)	(342.759)	—	307.127	307.127	—
Net increase / (decrease) in operating liabilities	87.755	92.472	(4.717)	(249.037)	(249.037)	—
Net cash flow from/(used in) operating activities from continuing operations	61.504	57.327	4.177	318.908	314.674	4.234
Net cash flow from/(used in) operating activities from discontinued operations	(48.380)	(48.588)	208	—	—	—

Cash flows from investing activities
Net cash from / (used in) investing activities from continuing operations	(166.689)	(162.512)	(4.177)	(81.997)	(77.763)	(4.234)
Net cash from / (used in) investing activities from discontinued operations	73.489	73.697	(208)	—	—	—
Difference			—			—

NOTE 38: Foreign exchange rates

		Fixing	Average
FROM	TO	31.03.2007	1.1- 31.03.2007

ALL	EUR	0,00791	0,00839
BGN	EUR	0,51130	0,51425
CYP	EUR	1,72206	1,73078
EGP	EUR	0,13016	0,13628
GBP	EUR	1,47102	1,49212
MKD	EUR	0,01635	0,01685
RON	EUR	0,29809	0,29695
TRY	EUR	0,54186	0,54370
USD	EUR	0,75086	0,76341
RSD	EUR	0,01226	0,01314
ZAR	EUR	0,10309	0,10563

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)

Date : 30th May, 2007

Chairman - Chief Executive Officer